Exhibit 99.B(h)(xxxviii)

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 27th day of April, 2017, by and between Arabesque Asset Management Ltd (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Arabesque Systematic International Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund” fees and expenses (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2020, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (exclusive of taxes, “Acquired Fund” fees and expenses (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items and brokerage commissions), do not exceed (on an annual basis) (i) 1.20% with respect to Investor Class shares and (iii) 0.95% with respect to Institutional Class shares, as a percentage of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on August 31, 2020, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

Arabesque Asset Management Ltd

By:	/s/ Omar Selim
Name:	Omar Selim
Title:	Chief Executive Officer

By:	/s/ Dominic Selwood
Name:	Dr. Dominic Selwood
Title:	General Counsel

FundVantage Trust, on behalf of
Arabesque Systematic International Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President